Exhibit 99.2

SAVERONE 2014 LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SaverOne 2014 Ltd. (the “Company”) hereby appoints Ori Gilboa, Chief Executive Officer, and Tony Klein, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel, on Monday, August 14, 2023, at 3:00 p.m. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

SAVERONE 2014 LTD.

AUGUST 14, 2023

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Ori Gilboa to the Company’s Board of Directors until the Company’s next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect Jacob Tenenboim to the Company’s Board of Directors until the Company’s next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To re-elect Yaron Be’eri to the Company’s Board of Directors as an independent director until the Company’s next annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To re-elect Shlomo Shalev to our Board of Directors as an external director for a three-year term ending August 16, 2026.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

5.	To approve the terms of employment for Ori Gilboa, the Company’s Chief Executive Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

6.	To approve the grant of restricted share units to Ori Gilboa, the Company’s Chief Executive Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

7.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

8.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2023
NAME	SIGNATURE	DATE
_____________, 2023
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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